November 19, 2018

Shy Basson
Chief Financial Officer
Itamar Medical Ltd.
9 Halamish Street
Caesarea 3088900, Israel

       Re: Itamar Medical Ltd.
           Amendment No. 3 to
           Draft Registration Statement on Form 20-F
           Submitted November 8, 2018
           CIK No. 0001613170

Dear Mr. Basson:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 20-F Amended November 8, 2018

Clinical Results and Studies, page 49

1. Please expand your response to the first sentence of prior comment 6 to tell us the significance of the omitted information regarding the third study on page 50 that you previously included in your document.
Trend Information and Outlook, page 65

2. Please tell us whether any competing products are covered by CPT 95800. Shy Basson
Itamar Medical Ltd.
November 19, 2018
Page 2
Item 19. Exhibits, page 150

3. Please tell us whether the waiver to trial by jury in exhibit 2.1 applies to claims under the
      United States federal securities laws and the rules and regulations thereunder. Also, we note that page 26 of exhibit 2.1 refers to United States federal securities laws while page
      A-18 addresses only the Securities Act of 1933; please tell us whether the statement on page 26 also applies to exhibit A of exhibit 2.1.
        You may contact Kristin Lochhead at 202-551-3664 or Brian Cascio, Accounting Branch
Chief, at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at 202-551-6947 or Russell Mancuso, Legal
Branch Chief, at 202-551-3617 with any other questions.



                                                             Sincerely,
FirstName LastNameShy Basson
                                                             Division of
Corporation Finance
Comapany NameItamar Medical Ltd.
                                                             Office of
Electronics and Machinery
November 19, 2018 Page 2
cc:       Ido Zemach, Esq.
FirstName LastName